MARK GREER
312.807.4393
mark.greer@klgates.com
Direct Fax: 312.807.8010
September 27, 2011
VIA EDGAR
Mr. Brook Barrientos
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Keeley Funds, Inc.
1933 Act Registration No. 333-124430
1940 Act Registration No. 811-21761
Dear Mr. Barrientos:
     This letter responds to the comments you conveyed to me via telephone on August 30, 2011 regarding post-effective amendment no. 22 to the registration statement under the Securities Act of 1933, as amended, which is amendment no. 23 to the registration statement under the Investment Company Act of 1940, as amended, of Keeley Funds, Inc. (the “Company”) to register a new series of the Company to be designated Keeley Mid Cap Dividend Value Fund (the “Fund”). For convenience, each of your comments, as we understood them, is repeated below, with responses immediately following. Where revised disclosure from the post-effective amendment is included in a response, we have marked the disclosure in bold to show changes from the original post-effective amendment filed on July 15, 2011.
     Although not specifically requested, all missing data and information in the July 15th filing not otherwise mentioned will be incorporated into the next post-effective amendment.
Registration Statement. Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in the post-effective amendment.
Prospectus

1.	Comment:	Page 1: Please complete all missing information in the expense table.

	Response:	We hereby confirm that all missing information has been included in the expense table.

Mr. Brook Barrientos
September 27, 2011

2.	Comment:	Page 1:

• Please revise the text of footnote (a) to state that “‘Other Expenses’ are based on estimated amounts for the current fiscal year.”

• Please delete footnote (b) entirely.

	Response:	Agreed. The footnotes on Page 1 have been revised accordingly.

3.	Comment:	Page 2: Please clarify that convertible debt securities and warrants are not “dividend-paying” equity securities and thus not part of the fundamental policy whereby the Fund will invest no less than 80% of its net assets plus the amount of any borrowings for investment purposes in “dividend-paying” common stocks. If investments in convertible debt securities and warrants will be principal strategies of the Fund, also explain the principal risks of investing in those securities.

	Response:	Agreed. We have revised the disclosure to clarify that dividend-paying common stocks and other equity securities do not include convertible debt securities and warrants. We also confirm that these investments will not be principal investments strategies of the Fund, and that the strategies and risks for these investments are disclosed in the Fund’s Statement of Additional Information. We have made corresponding edits to the disclosure of the Fund’s principal investment strategies and policies on page 6 of the Prospectus.

4.	Comment:	Page 2: Please describe the methodology used to determine the market capitalization range of $1.5 billion to $15 billion for companies of mid-size capitalization.

	Response:	The market capitalization range used in the Prospectus was derived based on data from the Russell Midcap Value Index (the “Index”), which measures the performance of the mid-cap value segment of the U.S. equity universe. As of August 31, 2011, the weighted average market capitalization of the Index was $7.58 billion, the median market capitalization of all companies in the Index was $3.63 billion and the largest company in the Index by market capitalization was $18.02 billion. Based on this information, we believe that the $1.5 billion to $15 billion range disclosed in the Prospectus is appropriate for companies of mid-size capitalization.

Mr. Brook Barrientos
September 27, 2011

5.	Comment:	Page 3: Please explain how you conclude which companies “are reasonably expected to pay” dividends, as stated in the Fund’s principal investment strategies and policies. Please also clarify that common stocks that “pay no dividends but may initiate a dividend or return cash to shareholders in other ways” are dividend-paying stocks.

	Response:	We have revised the disclosure as follows to clarify the ways in which the Adviser anticipates a company will pay dividends:

“Dividend-paying” common stocks have one or more of the following characteristics: (i) attractive dividend yields that are, in the opinion of the Adviser, relatively stable or expected to grow; (ii) that pay a small dividend, but could grow their dividend over the next few years; and/or (iii) that pay no dividend, but may initiate a dividend or return cash to shareholders in other ways, such as through a share repurchase program. The Adviser reasonably expects that a company will pay a dividend or return cash to shareholders in other ways based upon the company’s operating history, its growth and profitability opportunities, and its history of sales, profits and dividend payments.

We have made corresponding edits to the disclosure of the Fund’s principal investment strategies and policies on page 7 of the Prospectus.

6.	Comment:	Page 3: Please revise the paragraph on main risks of Fund to clarify that the Fund invests specifically in mid-cap securities rather than small and mid-cap securities.

	Response:	Agreed. We have revised the relevant paragraph as follows:

The Fund is subject to the typical risks of equity investing, including loss of money, company specific risks, the effects of interest rate fluctuations, investor psychology and other factors. The Fund’s method of security selection may not be successful and the Fund may underperform the stock market as a whole. Investing in mid-cap securities presents more risk than investing in large-cap or more established company securities. Mid-cap companies often have more limited resources and greater variation in operating results, leading to greater price volatility. Trading volumes may be lower, making such securities less liquid. The value of your investment will increase or decrease so your shares may be worth more or less money than your original investment.

We also have made corresponding edits to the risk disclosure on page 8.

Mr. Brook Barrientos
September 27, 2011

7.	Comment:	Page 4: Please delete the final sentence of the paragraph under the subheading “Portfolio Managers” of the section “Management.”

	Response:	Agreed. We have revised the section accordingly.

8.	Comment:	Page 5:

• Please delete the final sentence under the heading “Purchase and Sale of Fund Shares.”

• Please add the following sentence at the end of the paragraph under the heading “Tax Information”: “These tax-deferred arrangements may be taxed at a later date.”

	Response:	Agreed. We have revised each of the above sections accordingly.

9.	Comment:	Page 9: Please provide additional information about the background of the portfolio managers.

	Response:	Agreed. We have revised the paragraph discussing the background of each portfolio manager to read as follows:

Mr. Browne has been Portfolio Manager for the Fund since its inception. Mr. Browne is a Chartered Financial Analyst and joined the Adviser as a Vice President and Portfolio Manager in 2009. Prior to that, Mr. Browne was a Portfolio Manager and Analyst at Oppenheimer Capital LLC from 2003 to 2008. Mr. Leonard has been an Assistant Portfolio Manager for the Fund since its inception. Mr. Leonard has served as a Vice President of Research and Client Service since he joined the Adviser in 2004.

10.	Comment:	Page 16: Please revise the subsection “Important Information Regarding Telephone Purchases” to indicate that investors waive liability when using the telephone to purchase or exchange shares only in the event of fraudulent activity.

	Response:	Agreed. The first sentence of the subsection on Page 16 has been revised as follows:

Important Information Regarding Telephone Purchases — By using the telephone to purchase or exchange shares, you agree to hold the Fund, U.S. Bancorp Fund Services, their respective directors, trustees, officers, employees and agents harmless from any losses, expenses, costs or liability (including attorney fees) which may be incurred in connection with any fraudulent activity with this option.

Mr. Brook Barrientos
September 27, 2011

Statement of Additional Information

1.	Comment:	Page 9: Please move the sentence stating that “no information is released until it is at least 15 days old and all information is sent to all parties at the same time” to earlier in the paragraph to show the lag that must pass before information is sent to ratings and rankings organizations. Please also amend the sentence to clarify to which parties the 15-day lag applies and elaborate on how frequently the various service providers receive portfolio holdings information.

	Response:	Agreed. The paragraph on Page 9 has been revised as follows:

The Fund has adopted a policy that it will disclose publicly Fund portfolio holdings (other than to rating agencies and third-party service providers) only when that information is filed with the SEC or sent to shareholders pursuant to annual, semi-annual or quarterly reports. In most cases, this information will be filed with the SEC sixty days after the date of public disclosure. Information may be sent to shareholders earlier than sixty days after its date, but in such cases, the information will be sent to all shareholders at the same time. The Fund discloses holdings on a monthly basis to certain rating and ranking organizations, including: S&P, Bloomberg, Thomson Financial, Lipper, Inc. and Morningstar. The Fund discloses its holdings on a quarterly basis to Vickers. No information is released until it is at least 15 days old and all information is sent to all parties at the same time. The Fund has no special agreements with the rating and ranking organizations that require they keep the information provided to them confidential or that impose restrictions on them with respect to trading based on the disclosure of such information. The Fund may disclose portfolio information to the Fund’s third-party service providers, without lag, as part of the Fund’s normal investment activities. Third-party service providers receive portfolio holdings information as needed when there is a legitimate business purpose for such disclosure, which generally is provided on a more frequent basis than the disclosure of this information through the SEC or to shareholders. These third-party service providers include U.S. Bancorp Fund Services, LLC (“U.S. Bancorp” or the “Administrator”), the Fund’s administrator, transfer agent, and fund accountant; U.S. Bank N.A. (the “Custodian”), the Fund’s custodian and securities lending agent; IDC, the Fund’s pricing service; PricewaterhouseCoopers, LLP, the Fund’s independent registered public accountants; K&L Gates LLP, the Fund’s counsel; and Alaric Compliance Services, LLC, the Chief Compliance Officer (“CCO”) of the Fund.

2.	Comment:	Pages 13 and 14: Clarify in headings of the directors and officers chart that the list of other directorships held outside the fund complex are for the past five years.

	Response:	Agreed. The charts on Pages 13 and 14 have been revised accordingly.

Mr. Brook Barrientos
September 27, 2011

*     *     *
     We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,
/s/ Mark R. Greer
Mark R. Greer

Copy to: Robert Kurinsky, Esq.

September 27, 2011
VIA EDGAR
Mr. Brook Barrientos
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Keeley Funds, Inc.
1933 Act Registration No. 333-124430
1940 Act Registration No. 811-21761
     On behalf of Keeley Funds, Inc. (the “Company”), we hereby make the following representations:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

(iii)	the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEELEY FUNDS, INC.

By:	/s/ Robert Kurinsky

Name:	Robert Kurinsky
Title:	Secretary